

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

November 30, 2010

Joseph D'Agostino
Chief Financial Officer
Milestone Scientific Inc.
220 South Orange Avenue
Livingston, NJ 07039

     Re: Milestone Scientific Inc.
             Form 10-K for the Fiscal Year ended December 31, 2009
             Filed March 10, 2010
             Definitive Proxy Statement filed April 14, 2010
             File No. 001-14053

Dear Mr. D'Agostino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 22

Management's Annual Report on Internal Control Over Financial Reporting, page 23

1.   We note your disclosure that there "have been no <u>significant</u> changes in the Company's internal controls over financial reporting." Item 308(T)(b) of Regulation S-K requires you to disclose <u>any change</u> in your internal control over financial reporting that occurred during the your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us in your response whether there were any changes required to be disclosed by Item 308(T)(b) of Regulation S-K for the fiscal quarter ended December 31, 2009. In addition, please also revise future filings, if true, to clearly disclose that in connection with your evaluation <u>no changes</u> in internal control over financial reporting were identified that occurred during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Key Personnel, page 24

2.   Please confirm that in future filings, you will briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director. For example, we note that you have not provided such information for Mr. Fuller. See Item 401(e) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners…, page 29

3.   Please tell us why you did not include Joe W. Martin in the table. Please see Item 403(b) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions…, page 31

4.   Please identify to us the shareholder discussed in this section and describe how they are a related party pursuant to Item 404(a) of Regulation S-K. Please also tell us the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding at the end of the fiscal year, the amount of principal paid during the periods for which disclosure is provided and the amount of interest paid during the period for which disclosure is provided as required by Instruction 4 to Item 404(a) of Regulation S-K and confirm to us that you will provide such disclosure in future filings.   Also, please tell us why you have not filed the agreements related to your relationship with this shareholder as exhibits as required by Item 601 of Regulation S-K.

Financial Statements, page F-1

Note L – Income Taxes

5.   We see that during the fiscal years ended December 31, 2009 and 2008, you received $777,609 and $675,903, respectively, for the, "sale of tax credits under the New Jersey Technology Business Tax Certificate Transfer Program," and that you recorded the sale of these tax credits as part of other income. Please describe for us in greater detail these transactions. Specifically, please include the significant terms associated with the sale of these tax credits, a description of the parties involved, your relationship with the counterparties, and the business reasons why you and each of the counterparties would enter into such a transaction. Please quantify and describe for us how the amount of other income was calculated including any cost basis associated with the credits and describe the US GAAP literature, which supports the recognition of these sales of tax credits as "other income" in your statements of operations.

Exhibit 31

6.   We note that you replaced the word "registrant" with "small business issuer" in paragraphs 4 of the certifications. In future filings, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31)(i) of Regulation S-K with no modifications.

Definitive Proxy Statement filed April 14, 2010

7.   Please tell why you have not discussed the information required by Item 407(h) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Jay Mumford at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3157 with any questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief